January 10, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
Washington, D.C. 20549

Re:	DynaResource, Inc. Form 10-K for the Fiscal Year Ended December 31, 2023 Filed April 16, 2024 File No. 000-30371

To Whom It May Concern:

DynaResource, Inc. (“DynaResource”) is submitting this letter in response to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 20, 2024 with respect to the above-referenced Form 10-K (the “Form”).

Concurrently with the submission of this letter, DynaResource is submitting Amendment No. 1 to the Form (the “Amendment”) to the Commission via EDGAR.

DynaResource’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Form. For ease of reference, we have set forth the Staff’s comments and our responses below:

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 2. Properties, page 7

1. Please file the amended filing with your proposed changes.

Please tell us if you plan to prepare an S-K 1300 technical report summary and include S-K 1300 compliant mineral resources in subsequent filings.

DynaResource Response:

As stated above, the Amendment containing the changes proposed in DynaResource’s December 13, 2024 response to the Staff’s comment letter dated November 14, 2024 is being filed with the Commission concurrent with the submission of this letter.

DynaResource confirms that it has engaged a Qualified Person to prepare an S-K 1300 technical report summary and plans to include S-K 1300 compliant mineral resources supported by such technical report summary in subsequent filings. By way of clarification, DynaResource currently anticipates completion of such technical report summary during fiscal year 2025. As such, DynaResource expects such technical report summary to be filed as an exhibit to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which annual report would also include S-K 1300 compliant mineral resources based on such technical report summary.

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If you have any questions related to the foregoing, please contact Alonso Sotomayor at (647) 285-1259.

Sincerely,

/s/ Alonso Sotomayor, CPA, CA

Chief Financial Officer